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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                         FREESTAR TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   35687X 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 14, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP NO. 35687X 10 3                                         Page 1 of 2 Pages
--------------------------------------------------------------------------------
  1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        NAUTILUS MANAGEMENT, LTD.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions) (a)
        [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3. SEC Use Only


--------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

        ST. CHRISTOPHER & NEVIS
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       25,312,053
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     25,312,053
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                                                               0
--------------------------------------------------------------------------------
  9. Aggregate Amount Beneficially Owned by Each Reporting Person

        25,312,053
--------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)

        9.4%
--------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 35687X 10 3                                          Page 2 of 2 Pages
--------------------------------------------------------------------------------
  1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        DON MARSHALL
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions) (a)
        [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3. SEC Use Only


--------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

        Canada
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       25,312,053
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                   0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     25,312,053
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                                                               0
--------------------------------------------------------------------------------
  9. Aggregate Amount Beneficially Owned by Each Reporting Person

        25,312,053
--------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)

        9.4%
--------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.

         (a) The name of the issuer is FreeStar Technology Corporation ("FreeStar").

           (b) The address of FreeStar's principal executive offices is Calle Fantino Falco, J.A. Baez Building, 2nd Floor, Santo Domingo, Dominican Republic.

ITEM 2.

           (a) Nautilus Management, Ltd. a corporation organized and existing under the laws of St. Christopher & Nevis ("Nautilus") and Don Marshall, the sole owner of Nautilus ("Marshall" and, together with Nautilus, sometimes collectively referred to hereinafter as the "Reporting Persons") are the persons making this filing.

           (b) The principal business address of the Reporting Persons is # 3 Upper Spooners, Basseterre, St. Christopher & Nevis.

           (c) Nautilus is a St. Christopher & Nevis corporation. Marshall is a citizen of Canada.

           (d) The title of the class of securities for which this Schedule is filed is Common Stock, $0.001 par value, of FreeStar ("Common Stock").

         (e) The CUSIP number of these securities is 35687X 10 3.

ITEM 3.

         Not applicable.

ITEM 4. OWNERSHIP

           (a) The aggregate amount of Common Stock beneficially owned by Nautilus is 25,312,053 shares. Marshall, as the sole owner of Nautilus, beneficially owns 25,312,053 shares.

           (b) The aggregate percentage of the Common Stock owned beneficially by the Reporting Persons is approximately 9.4%, calculated in accordance with Rule 13d-3(d)(1).

           (c) The aggregate number of shares of Common Stock which the Reporting Persons have sole power to vote and dispose of is 25,312,053.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          October 15, 2003
                            --------------------------------------------
                                                                          (Date)


NAUTILUS MANAGEMENT, LTD.



By:  /s/ Don Marshall
   --------------------------
Its:  Director
    --------------------------


/s/ Don Marshall
----------------------------------
DON MARSHALL

                              JOINT FILING EXHIBIT

         The undersigned hereby agree that this Schedule 13G is filed on behalf of each of them.

                                                                October 15, 2003
                                     -----------------------------------------
                                                                          (Date)


NAUTILUS MANAGEMENT, LTD.



By:  /s/ Don Marshall
   --------------------------
Its:  Director
    --------------------------


/s/ Don Marshall
----------------------------------
DON MARSHALL